PNG Ventures, Inc.
5310 Harvest Hill Road, Suite 229
Dallas, Texas 75230
Telephone: (214) 613-0220 • Facsimile: (214) 613-0230

DATE:                   December 23, 2009

TO:                         Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
(202) 551-3759 (Tel)
(703) 813-6982 (Fax)

FROM:                   Richard Rychlik
Vice President, Principal Accounting Officer, PNG Ventures, Inc.
(214) 613-0220 (Tel)
(214) 613-0230 (Fax)

Re:                          PNG Ventures, Inc.
SEC comment letter dated December 15, 2009 regarding
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 15, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009 Filed November 20, 2009
Response letter filed December 2, 2009 File No. 000-29735

The Company response to the SEC Comment Letter dated December 15, 2009, follows. We have included the Comments above each of our responses for reference and ease of review.

Form 10-K for the Fiscal Year Ended December 31.2008

Notes to Consolidated Financial Statements

Note I Basis of Presentation page F-8

1.
Your response to prior comment six from our letter dated October 29, 2009 explains that you believe the purchase method of accounting for the Share Exchange Agreement with EBOF is appropriate, in part, because Castlerigg PNG Investments Ltd. (Castlerigg) obtained beneficial control of the 7,000,000 shares issued to EBOF. It remains unclear why Castlerigg obtaining control of the shares results in a business combination accounted for under the purchase method of accounting as contemplated in SFAS 141. Please provide us an analysis of this transaction using the guidance provided in SFAS 141 to support your conclusion that the application of the purchase method is appropriate.

Company Response:

Paragraph 13 of SFAS 141 requires that “All business combinations in the scope of this Statement shall be accounted for using the purchase method as described in this Statement and other pronouncements…”. Paragraph 11 and D11 excludes from the scope of SFAS 141 “transfers of net assets or exchanges of equity interests between entities under common control”.

Based upon the guidance included in SFAS 141, we believe that the question of whether the acquisition by PNG of the LNG Business Operation (New Earth LNG and its subsidiaries) pursuant to the Share Exchange Agreement was a business combination subject to the scope of SFAS 141, and thereby required to be accounted for under the purchase method, boils down to one relevant question. Did a change in the control of the LNG Business Operation occur?  Or stated differently, was the LNG Business Operation transferred between entities under common control?

It is clear that before the effective date of the Share Exchange Agreement the LNG Business Operation was controlled by EBOF through ELNG, as a wholly owned subsidiary, and that EBOF was a public entity held and controlled by a distinct set of shareholders. Accordingly, the question becomes: Did EBOF or its Beneficial Shareholders control the LNG Business Operation after the effective date of the Share Exchange Agreement? Alternatively, and more importantly; Did EBOF (or its shareholders) control PNG Ventures, Inc. after the effective date of the Share Exchange Agreement?

Our review of the Share Exchange Agreement and other applicable agreements and facts led us to the conclusion that neither EBOF nor its Shareholders had control of PNG Ventures, Inc. after the effective date of the Share Exchange Agreement. We also concluded that PNG Ventures, Inc. was the “acquiring entity’ under the provisions of SFAS 141, and that this business combination was subject to the provisions of SFAS thereby requiring purchase accounting. The basis for these conclusions is set forth, in detail, below.

Basis for Conclusion that PNG was the Acquiring Entity:

Paragraph 16 of SFAS 141 states: “in a business combination effected solely through the distribution of cash or by incurring liabilities, the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity.”

PNG Ventures, Inc., assumed EBOF’s Medley Debt of $34 million, the Greenfield line of credit and all other trade debts of the LNG Business Operation.

Paragraph 17 states: “In a business combination effected through an exchange of equity interests the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to reverse acquisitions), however, the acquired entity issues the equity interests. …Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered” (see discussion below regarding paragraphs 17a., 17c. and 17d.

PNG was the only entity which issued the new equity interests.

17 a) “the relative voting rights in the combined entity after the combination … the acquiring entity is the … entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, considerations shall be given to the existence of any unusual or special arrangements and options, warrants or convertible securities.”

We note that the new shares issued in the Share Exchange constituted over 70% of the outstanding shares of PNG on closing of the transaction; thus, clearly constituted the larger portion of the combined voting rights upon transaction closing. While EBOF technically held title to the 7 million PNG shares that were subject to the Irrevocable Voting Proxy, the voting rights associated with those shares (the key indicia of control for purposes of Paragraph 17a above) were clearly granted to Castlerigg under the Voting Proxy. In addition, EBOF surrendered certain other key privileges of ownership by execution of the Irrevocable Voting Proxy, and by the granting to Castlerigg and certain other parties exchange rights and stock powers, and restrictions upon its own disposition of the shares, and it appeared probable that EBOF would ultimately surrender all of its ownership rights and privileges to these shares. This did in fact happen, with the vast majority of the 7,000,000 shares, upon exercise of exchange rights within two fiscal quarters of the June 30, 2008 transaction.

17 c) “The composition of the governing body of the combined entity … the acquiring entity is the … entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.”

PNG Board Membership — All PNG Board members immediately before and after the effective date of the Share Exchange Agreement were appointed by PNG controlling parties, and not by EBOF.

17 d) “The composition of senior management … the acquiring entity is the … entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, … or the executive committee if one exists.”

Senior Management — All Senior management in place after the effective date of the Share Exchange Agreement was appointed by the PNG Board, and not by EBOF. While the CEO was an employee prior to the effective date of the Share Exchange Agreement, officials of PNG ratified and approved his appointment as a means to accomplish a smooth transition of ownership.

As a result of the guidance given in SFAS 141 as cited above, and the factual circumstances noted above, we concluded that PNG Ventures, Inc. was the “acquiring entity” with respect to the LNG Business Operation, pursuant to the terms of the Share Exchange Agreement.

Basis for Conclusion that Transaction was a Business Combination subject to the Provisions of SFAS 141:

 Paragraph 9 of SFAS 141 states: “For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interest of one or more other entities and obtains control5 (emphasis added) over that entity or entities.”

Footnote 5 reads: “Control is generally indicated by “ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of company…, although control may exist in other circumstances (emphasis added).”

As cited in the section above, SFAS 141 does, we believe, outline “other circumstances" that may suggest that a change in control has occurred. These circumstances include relative voting rights, control of the Board of Directors, and Control of Senior Management. Appendix B, “Identifying the acquiring entity”, paragraphs B88 and B89 also contain additional helpful guidance. Relevant excerpts follow:

Paragraph B88: “The Board’s decision that all business combinations in the scope of this Statement should be accounted for by the purchase method means that the acquiring entity must be identified in every business combination”.

Paragraph B89: “The guidance proposed in the 1999 Exposure Draft reflected the Board’s conclusion that all pertinent facts and circumstances should be considered when identifying the acquiring entity, particularly the relative voting rights in the combined entity after the combination. That proposed guidance stated that in determining which shareholder group retained or received the larger portion of the voting rights in the combined entity, the existence of any unusual or special voting arrangements, and options, warrants or convertible securities should be considered. The proposed guidance also reflected the Board’s conclusion that consideration also should be given to factors related to the composition of the board of directors and senior management of the combined entity and that those factors should be weighted equally with the factors related to voting rights”

Under the terms of the Share Exchange Agreement, PNG Ventures, Inc was legally and structurally the “acquiring entity”. Based upon the guidance included in SFAS 141, we also concluded that PNG Ventures, Inc. was the “acquiring entity” for purposes of SFAS 141.  Given that EBOF was the Selling Entity of the LNG Business Operation, and that PNG Ventures, Inc. was the “Acquiring Entity” of the LNG Business Operation, the key question becomes whether or not EBOF and PNG were under common control at any time before or after the effective date of the Share Exchange Agreement.

We believe that, under the guidance provided in SFAS 141 and as cited above, the answer is absolutely not. Immediately prior to the Share Exchange Agreement, PNG Ventures, Inc. was controlled by a beneficial shareholder group that was totally unrelated and unaffiliated with EBOF or its shareholders. After the effective date of the Share Exchange Agreement, PNG Ventures, Inc. was controlled by the PNG shareholders holding voting rights to the approximate 10 million common shares that were issued in conjunction with the Share Exchange Agreement and subsequent transactions. Major controlling shareholders included Castlerigg, via its control of 7,000,000 shares under the irrevocable proxy agreement, and one other former creditor of EBOF, Medley, via its receipt of 1,100,000 shares of PNG in connection with the Share Exchange Agreement. Other factors that were appropriately considered under the application of guidance provided in SFAS 141, and specifically paragraph B89 included the following:

i)	Castlerigg’s option to convert certain EBOF debt into 5.6 million PNG Shares (5.6 million of the 7.0 million shares on which it retained the voting rights).
ii)	Certain other parties options to convert certain EBOF debt into the remaining 1.4 million PNG shares subject to the Irrevocable Voting Proxy held by Castlerigg;

all effected as part of the share exchange agreement, subsequent to and contingent on, the restructuring transaction of June 30, 2008.

PNG Board Membership — All PNG Board members immediately before and after the effective date of the Share Exchange Agreement were appointed by PNG controlling parties and not by EBOF.

Senior Management — All Senior management in place after the effective date of the Share Exchange Agreement, were appointed by the PNG Board, and not by EBOF.  While the CEO was an employee prior to the effective date of the Share Exchange Agreement, officials of PNG ratified and approved the appointment as a means to accomplish a smooth transition of ownership.

Finally, we did consider the question of whether the parties in control of PNG Ventures, Inc. after the effective date of the Share Exchange Agreement, were also effectively in control of EBOF. These parties, principally Castlerigg and the other holders of approximately $52.5 million of EBOF convertible debt, owned conversion options that allowed conversion of the EBOF debt to EBOF common stock at a conversion price of $2.90 per EBOF share. This would have allowed such parties to convert the principal amount such debt to approximately 18 million EBOF shares. However, since EBOF had approximately 375 million outstanding common shares on June 30, 2008, it is clear that none of these parties had sufficient actual or beneficial ownership of EBOF to be in control of that Company.

Based upon all of the relevant facts and application of the guidance included within SFAS 141, we concluded that the transactions governed by Share Exchange Agreement resulted in a business combination subject to the provisions of SFAS 141 and were appropriately accounted for via application of the purchase method, with PNG Ventures, Inc. reflected as the acquiring entity. Stated differently, PNG Ventures, Inc. was the “Acquiring Entity” of the LNG Business Operation and EBOF was the “Selling Entity” of the LNG Business Operation. PNG and EBOF were not under common control at any time before or after the effective date of the Share Exchange Agreement. Therefore, a change in control of the LNG Business Operation did occur. Consequently, the transaction was a business combination subject to the provisions of SFAS 141, and Purchase Accounting for the transaction was required by SFAS 141 and was applied in the consolidated financial statements of PNG Ventures, Inc.

2.
We also note from your response to prior comment six that “...all of the 7,000,000 Exchange Shares were ultimately issued to the former EBOF note holders upon exercise of the exchange features embedded within such notes (and up to $70 million of the associated principal amount was extinguished).” Please clarify for us the timeline of events; specifically, if Castlerigg obtained beneficial control of the 7,000,000 shares issued by PNG as a result of exercising the exchange feature embedded within the notes (i.e. received the PNG shares after obtaining ELNG shares as a result of the exchange feature), or if the agreement to transfer the 7,000,000 shares to Castlerigg occurred prior to, and independent of, the share exchange feature embedded in the note.

Please also explain to us what percentage of ELNG shares Castlerigg obtained as a result of Castlerigg exercising the share exchange feature embedded in the notes.

Company Response:

On June 30, 2008, and as part of the negotiated Share Exchange transaction, EBOF surrendered certain key privileges of ownership by execution of the Irrevocable Voting Proxy, and by the granting to Castlerigg and the other holders of the “Exchange Notes” (as defined below)  exchange rights and stock powers, and restrictions upon its own disposition of the shares, and it appeared probable that EBOF would ultimately surrender all of its ownership rights and privileges to these shares. This did in fact happen, with the vast majority of the 7,000,000 shares, upon exercise of exchange rights within two fiscal quarters of the June 30, 2008 transaction. For these reasons, among others, we believe that Castlerigg obtained beneficial control over the 7 million shares issued by PNG on the closing of the Share Exchange transaction.

We believe that the following detailed timeline of events will support our conclusion.

On July 24, 2006, EBOF entered into a securities purchase agreement pursuant to which the Company issued $52.5 million aggregate senior convertible notes (the “Notes”) that were due in 2011 to certain institutional investors, including Castlerigg  (the “Note Holders”). The Notes carried an 8% coupon, payable quarterly, were convertible into shares of common stock at $2.90 per share.

EBOF did not make the first quarterly interest payments due October 1, 2006, or register the underlying securities within 30 days from closing, in accordance with the original securities purchase agreement. Furthermore, subsequent interest and principal payments due under the Notes were not made by EBOF.

As a result of these defaults, Castlerigg, as the major Note Holder, filed a Chapter 7 - Involuntary Liquidation against EBOF, with the bankruptcy court on July 11, 2007. Subsequently, EBOF negotiated and executed a settlement agreement on November 14, 2007, (the “Settlement Agreement”). Under the Settlement Agreement, the Note Holders including Castlerigg, agreed to dismiss their bankruptcy petition, and, in exchange were granted security interests under the Notes (which had otherwise been unsecured)  and EBOF was required to execute a restructuring plan within 180 days. A confession of judgment was signed by EBOF acknowledging the entire amount of debt and penalties due (approximately $105 million), in favor of the Note Holders, pursuant to the existing Notes.

The restructuring plan required by the Settlement Agreement was completed on June 30, 2008, and resulted in the sale of the LNG Business Operation to PNG Ventures, Inc. In connection with the sale, PNG Ventures assumed certain debts of EBOF, including $34 million of debt owed to Medley, and all trade debts of the LNG Business Operation. EBOF was issued 7,000,000 shares of PNG common stock; and, simultaneously, EBOF transferred voting rights on these shares directly to Castlerigg, as the representative for the Note Holders. Also in connection with the sale EBOF exchanged the existing Notes for a new class of $105 million in Senior exchangeable Notes (the “Exchange Notes”) allowing the Note Holders to exchange up to $70 million of Exchange Note debt for the 7,000,000 PNG shares. As a point of clarification, the exchange rights did not exist under the original Notes, and only arose under the Exchange Notes entered into in connection with the June 30, 2008 Share Exchange transaction.

By November 2009, Castlerigg had exercised its exchange rights related to the Exchange Notes and liquidated and satisfied $56 million of its Exchange Note amount by exchanging such amount for 5,600,000 common shares of PNG Ventures, Inc.

From a review of transfer agent records, we have verified that Castlerigg did in fact exchange debt for 5,600,000 shares of the 7,000,000 subject to the Irrevocable Voting Proxy. We have reason to believe that the remaining 1,400,000 shares were also exchanged by the other Note Holders. The shares exchanged by Castlerigg represented approximately 56% of the total PNG shares outstanding at that time.

Also, with respect to the second part of the question, Castlerigg did not, to our knowledge, ever hold any shares in ELNG. The PNG shares now held by Castlerigg were acquired directly via the exchange of EBOF debt for PNG shares, with $56 million of such EBOF debt being cancelled and liquidated. Likewise, Castlerigg never exercised the Note conversion feature of the original EBOF Notes.

Note 10 Litigation

Kelley. Page F-18

3.	We note from the expanded disclosure in your Form 10-Q for the quarterly period ended September 30, 2009 that “...the Company established an accrued liability in its balance sheet to reflect an estimate of the potential settlement value of these discussions...” Please clarify for us how the “potential” settlement fits into the likelihood of loss definitions in paragraph three of SFAS 5 and clarify if this loss contingency meets both conditions in paragraph eight of SFAS 5 for recording an accrual.

Company Response:

At the time the accrual was made, in Q3 of 2008, management evaluated the status of legal matters with J.B. Kelley in accordance with SFAS 5. Under SFAS 5 paragraph 3, management determined that a settlement was probable based on the content of settlement negotiations with the counterparty which were ongoing at the time. The amount of the accrual was estimated, based on the details of the claim filed by the litigant. Therefore the basis for the accrual met both tests required in paragraph 8 of the guidance, whereas we considered the settlement was probable and estimable.

Closing Comments

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our public filings including our response to SEC comments. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our public filings and understand that SEC staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any further inquiries following this submission.

Sincerely,

/s/ Richard Rychlik
Richard Rychlik